Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED JUNE 30, 2025

Gurugram, India and New York August 8, 2025— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended June 30, 2025.

“I am pleased to share that our first-quarter performance delivered strong financial and operational results, with growth rates in the quarter well ahead of our annual guidance, despite the disruption in travel in India on account of the cross-border tension and the unfortunate air crash in June 2025. Our performance is driven by continued momentum in business travel demand and solid execution across our platform. Revenue growth was driven by a higher corporate travel mix and higher share of hotels and packages which combined with disciplined cost management enabled us to deliver a 214.4% increase in Adjusted EBITDA. These results affirm the strength of our strategic positioning and our ability to scale profitably. As we look ahead, we remain focused on driving sustainable growth, enhancing shareholder value, and expanding our competitive edge in the global travel ecosystem.

For the three months ended June 30, 2025, we reported revenue of INR 2,098.1 million (USD 24.5 million) registering growth of 99.7% YoY. Our Revenue Less Service Cost for the three months ended June 30, 2025, of INR 1,156.3 million (USD 13.5 million) was up 36.6% YoY reflecting the momentum we’ve built across our Corporate Travel and MICE businesses, which have been pivotal in navigating a competitive landscape. Notably, our profitability metrics underscore our disciplined execution: Profit for the period grew 14,514.9% YoY, reflecting our ability to optimize costs and capitalize on high-growth opportunities.

Our MICE business continues to build on the strong foundation that we laid last year and has emerged as a standout performer, and we have been able to establish Yatra in a very short period as a dominant player in India’s MICE market.

While our B2C air ticketing segment faced top-line and margin pressures due to disruption of travel due to the macro factors mentioned above, our diversified revenue mix—particularly the strength in Hotels & Packages and MICE—has effectively mitigated these challenges.

Our Corporate Travel segment continues to be a cornerstone of our success. In the first quarter, we onboarded 34 new corporate clients, further expanding our annual billing potential by INR 2,010 million (USD 23.4 million) and reinforcing our position as India’s leading corporate travel provider. The integration of Globe Travels, acquired in September 2024, has exceeded expectations, delivering synergies in supplier consolidation, technology adoption, and cross-selling opportunities. These efforts have enhanced our ability to offer seamless, tech-driven solutions to our growing client base.

As part of our ongoing efforts around restructuring, the Company believes it has a viable structure to pursue. While some hurdles remain, we are actively navigating processes across jurisdictions. The timeline is uncertain due to complexity, but we’re fully committed. This transition is key for Yatra and our shareholders, aligning us with the market and unlocking value. We’ll share updates as we move forward.

We remain focused on advancing our strategic priorities: scaling high-margin verticals, deepening our technology edge, and creating sustainable long-term value for our stakeholders.

I would like to thank our team for their relentless dedication, our partners for their trust, and our shareholders for their continued support.” – Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended June 30, 2025:

●	Revenue of INR 2,098.1 million (USD 24.5 million), representing an increase of 99.7% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 982.5 million (USD 11.5 million), representing a increase of 6.9% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 380.1 million (USD 4.4 million), representing an increase of 37.2% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 18,057.9 million (USD 210.6 million), representing a increase of 9.1% YoY.
●	Profit for the period was INR 109.9 million (USD 1.3 million) versus a loss of INR 0.8 million (USD 0.1 million) for the three months ended June 30, 2024, reflecting a increase of INR 110.7 million (USD 1.3 million) YoY.
●	Result from operations was a Profit of INR 104.4 million (USD 1.2 million) versus a loss of INR 34.1 million (USD 0.4 million) for the three months ended June 30, 2024, reflecting a increase of INR 138.5 million (USD 1.6 million) YoY.
●	Adjusted EBITDA(2) was INR 206.2 million (USD 2.4 million) reflecting an increase of 214.4% YOY.

	Three months ended June 30,
	2024	2025	2025
	Unaudited	Unaudited	Unaudited	YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	1,050,718	2,098,144	24,471	99.7%
Results from operations	(34,124)	104,378	1,218	405.9%
(Loss)/ Profit for the period	(763)	109,937	1,282	14,514.9%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	918,951	982,517	11,459	6.9%
Adjusted Margin - Hotels and Packages	277,141	380,148	4,434	37.2%
Adjusted Margin - Other Services	72,117	71,905	839	(0.3)%
Others (Including Other Income)	154,484	141,002	1,645	(8.7)%
Adjusted EBITDA (2)	65,590	206,227	2,405	214.4%
Operating Metrics
Gross Bookings (3)	16,547,649	18,057,854	210,612	9.1%
Air Ticketing	13,520,293	14,103,223	164,488	4.3%
Hotels and Packages	2,398,832	3,433,322	40,043	43.1%
Other Services (6)	628,524	521,309	6,080	(17.1)%
Adjusted Margin% (4)
Air Ticketing	6.8%	7.0%
Hotels and Packages	11.6%	11.1%
Other Services	11.5%	13.8%
Quantitative details (5)
Air Passengers Booked	1,330	1,206		(9.3)%
Stand-alone Hotel Room Nights Booked	417	423		1.4%
Packages Passengers Travelled	7	19		171.4%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, IT services, bus, rail and cab and others services.

As of June 30, 2025, 62,185,795 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months ended June 30, 2025, the unaudited condensed consolidated statement of financial position as at June 30, 2025, the unaudited condensed consolidated statement of cash flows for the three months ended June 30, 2025 and discussion of the results of the three months ended June 30, 2025 compared with three months ended June 30, 2024, were converted into U.S. dollars at the exchange rate of 85.74 INR per USD, which is based on the noon buying rate as at June 30, 2025, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent developments

On April 15, 2025, we received a letter from the Staff of Nasdaq notifying us that, for the period from March 3, 2025 to April 14, 2025, our ordinary shares had not maintained the Minimum Bid Price Requirement pursuant to Nasdaq Listing Rule 5550(a)(2). The Nasdaq letter does not result in the immediate delisting of our ordinary shares from The Nasdaq Capital Market. In accordance with the Compliance Period Rule, we have been provided an initial period of 180 calendar days, or until October 13, 2025, to regain compliance with the Minimum Bid Price Requirement. If, at any time during this 180-day period, the closing bid price for our ordinary shares closes at $1.00 or more per share for a minimum of 10 consecutive business days, as required under the Compliance Period Rule, the Staff will provide written notification to us that we comply with the Minimum Bid Price Requirement and the ordinary shares will continue to be eligible for listing on The Nasdaq Capital Market. If we do not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, we may be eligible for an additional 180 calendar day compliance period. To qualify, we would have to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Minimum Bid Price Requirement, and we would need to provide written notice to Nasdaq of its intention to cure the deficiency during the additional compliance period, by effecting a reverse stock split, if necessary. We intend to monitor the closing bid price of its ordinary shares and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Requirement, which could include seeking to effect a reverse stock split. However, there can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement, secure a second period of 180 days to regain compliance, or maintain compliance with any of the other Nasdaq continued listing requirements.

During the quarter, Yatra Online Limited, the Company’s Indian subsidiary (“Yatra India”) has received queries from SEBI in respect of utilization of IPO proceeds. Deposits/Advances aggregating INR 3,391.44 million given for airline tickets and hotel bookings till June 30, 2024 were considered as utilisation of proceeds of IPO under the object of Investment in Customer acquisition and Retention, Technology and other Organic Growth Initiative in the manner specified in the Offer Document. These deposits/advances were given under ordinary course of business prevalent in the industry sector in which the Yatra India operates. Such classification was based on a legal opinion obtained by the Yatra India on which the previous auditors had relied upon for issuing their reports on the manner of utilisation of proceeds of IPO till aforesaid date.

The Yatra India has responded to queries received from National Stock Exchange and the Securities and Exchange Board of India (SEBI) regarding utilization of IPO proceeds paid till June 30, 2024. Based on independent legal opinions obtained, management believes that aforesaid classification of utilization is in accordance with the Object Clause of the Offer Document complying with applicable regulations.

The Company’s financial and operating results for the three months ended June 30, 2025, include the financial and operating results of Globe All India Services Limited (GAISL) from April 1, 2025, to June 30, 2025. Accordingly, the reported results for three months ended June 30, 2025, which are inclusive of the impact of consolidation of GAISL may not be comparable with the reported results for the three months ended June 30, 2024, which exclude the impact of consolidation of GAISL.

Results of Three Months Ended June 30, 2025

Revenue. We generated Revenue of INR 2,098.1 million (USD 24.5 million) in the three months ended June 30, 2025, an increase of 99.7% compared with INR 1,050.7 million (USD 12.3 million) in three months ended June 30, 2024. Increase in revenue is mainly a combination of increase in our Hotels and Packages business on account of our Meetings, Incentives, Conferences, and Exhibitions (“MICE”) business and an impact of our acquisition of GAISL.

Service cost. Our Service cost increased to INR 941.9 million (USD 11.0 million) in the three months ended June 30, 2025, compared to Service cost of INR 204.0 million (USD 2.4 million) in the three months ended June 30, 2024. The increase in Service cost is driven by an increase in Hotels and Packages gross bookings on account of our MICE business and an impact of our acquisition of GAISL.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	456,909	646,972	383,136	1,252,556	67,787	67,409
Customer promotional expenses	462,042	335,545	97,959	69,445	4,330	4,496
Service cost	-	-	(203,954)	(941,853)	-	-

Adjusted Margin	918,951	982,517	277,141	380,148	72,117	71,905

Air Ticketing. Revenue from our Air Ticketing business was INR 647.0 million (USD 7.5 million) in the three months ended June 30, 2025 as compared to INR 456.9 million (USD 5.3 million) in the three months ended June 30, 2024, reflecting an increase of 41.6%.

Adjusted Margin (1) from our Air Ticketing business increased to INR 982.5 million (USD 11.5 million) in the three months ended June 30, 2025, as compared to INR 919.0 million (USD 10.7 million) in the three months ended June 30, 2024. In the three months ended June 30, 2025, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 335.5 million (USD 3.9 million) of consumer promotion and loyalty program costs, which had been reduced from Revenue as per IFRS 15, against an add-back of INR 462.0 million (USD 5.4 million) in the three months ended June 30, 2024. The increase in Adjusted Margin – Air Ticketing is in line with the increase in gross bookings.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,252.6 million (USD 14.6 million) in the three months ended June 30, 2025, as compared to INR 383.1 million (USD 4.5 million) in the three months ended June 30, 2024, reflecting an increase of 226.9%.

Adjusted Margin (1) for this segment increased by 37.2% to INR 380.1 million (USD 4.4 million) in the three months ended June 30, 2025 from INR 277.1 million (USD 3.2 million) in the three months ended June 30, 2024. In the three months ended June 30, 2025, Adjusted Margin (1)l for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 69.4 million (USD 0.8 million) against an add-back of INR 98.0 million (USD 1.1 million) in the three months ended June 30, 2024. The increase in Adjusted Margin is driven by increase in gross bookings of our Hotels and Packages business on account of MICE business and full quarter impact of our acquisition of GAISL.

Other Services. Our Revenue from Other Services was INR 67.4 million (USD 0.8 million) in the three months ended June 30, 2025, a decrease from INR 67.8 million (USD 0.8 million) in the three months ended June 30, 2024.

Adjusted Margin for this segment decreased by 0.3% to INR 71.9 million (USD 0.8 million) in the three months ended June 30, 2025, from INR 72.1 million (USD 0.8 million) in the three months ended June 30, 2024. In the three months ended June 30, 2025, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 4.5 million (USD 0.1 million) against an add-back of INR 4.3 million (USD 0.1 million) in the three months ended June 30, 2024 pursuant to IFRS 15.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 131.2 million (USD 1.5 million) in the three months ended June 30, 2025, a decrease from INR 142.9 million (USD 1.7 million) in the three months ended June 30, 2024 due to a decrease in advertising revenue.

Other Income. Our Other Income decreased to INR 9.8 million (USD 0.1 million) in the three months ended June 30, 2025 from INR 11.6 million (USD 0.1 million) in the three months ended June 30, 2024 due to a decrease in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 12.3% to INR 403.6 million (USD 4.7 million) in the three months ended June 30, 2025 from INR 359.2 million (USD 4.2 million) in the three months ended June 30, 2024. Excluding employee share-based compensation costs of INR 10.3 million (USD 0.1 million) in the three months ended June 30, 2025, compared to INR 38.8 million (USD 0.5 million) in the three months ended June 30, 2024, personnel expenses increased by 22.8% in the three months ended June 30, 2025 on account of full quarter impact of recently acquired GAISL.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 9.4% to INR 100.8 million (USD 1.2 million) in the three months ended June 30, 2025 from INR 92.2 million (USD 1.1 million) in the three months ended June 30, 2024. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 510.3 million (USD 6.0 million) in the three months ended June 30, 2025 against INR 656.5 million (USD 7.7 million) in the three months ended June 30, 2024, decreased by 22.3% on a YoY basis on account of optimization of consumer promotion expenses across all the businesses.

Other Operating Expenses. Other operating expenses increased to 22.5% to INR 465.8 million (USD 5.4 million) in the three months ended June 30, 2025 from INR 380.2 million (USD 4.4 million) in the three months ended June 30, 2024.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 50.2% to INR 91.5 million (USD 1.1 million) in the three months ended June 30, 2025 from INR 60.9 million (USD 0.7 million) in the three months ended June 30, 2024 on account of GAISL acquisition and higher capitalization of intangible assets.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a profit of INR 104.4 million (USD 1.2 million) in the three months ended June 30, 2025. Our results from operations for the three months ended June 30, 2024 was a loss of INR 34.1 million (USD 0.4 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a profit of INR 114.7 million (USD 1.4 million) for three months ended June 30, 2025 as compared to a profit of INR 4.7 million (USD 0.1 million) for three months ended June 30, 2024.

Finance Income. Our finance income decreased to INR 35.1 million (USD 0.4 million) in the three months ended June 30, 2025 from INR 65.8 million (USD 0.8 million) in the three months ended June 30, 2024. This decrease was primarily on account of a decrease in our term deposits.

Finance Costs. Our finance costs of INR 18.2 million (USD 0.2 million) in the three months ended June 30, 2025 which includes interest on the lease liability of INR 8.6 million (USD 0.1 million) decreased by INR 10.5 million (USD 0.1 million) from finance cost of INR 28.6 million (USD 0.3 million) in the three months ended June 30, 2024, which includes interest on the lease liability of INR 7.8 million (USD 0.1 million). .

Income Tax Expense. Our income tax expense during the three months ended June 30, 2025 was INR 11.3 million (USD 0.1 million) compared to income tax expense of INR 3.8 million (USD 0.1 million) during the three months ended June 30, 2024.

Profit/ (Loss) for the Period. As a result of the foregoing factors, our profit in the three months ended June 30, 2025 was INR 109.9 million (USD 1.3 million) as compared to a loss of INR 0.8 million (USD 0.1 million) in the three months ended June 30, 2024. Excluding the employee share based compensation costs, the Adjusted Profit(1) would have been INR 120.3 million (USD 1.4 million) for the three months ended June 30, 2025 against an Adjusted Profit(1) of INR 38.0 million (USD 0.4 million) for the three months ended June 30, 2024.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA (1) increased to INR 206.2 million (USD 2.4 million) in the three months ended June 30, 2025 from an Adjusted EBITDA (1) of INR 65.6 million (USD 0.8 million) in the three months ended June 30, 2024.

Basic Earnings/(Loss) per Share. Basic Earnings per Share was INR 0.85 (USD 0.01) in the three months ended June 30, 2025 as compared to Basic Loss per share of INR 0.41 (USD 0.01) in the three months ended June 30, 2024. After excluding the employee share-based compensation costs, Adjusted Basic Earnings per Share(1) would have been INR 0.97 (USD 0.01) in the three months ended June 30, 2025, as compared to Adjusted Basic Earnings per share of INR 0.01 (USD 0.01) in the three months ended June 30, 2024.

Diluted Earnings/(Loss) per Share. Diluted Earnings per Share was INR 0.85 (USD 0.01) in the three months ended June 30, 2025 as compared to Diluted Loss per share of INR 0.41 (USD 0.01) in the three months ended June 30, 2024. After excluding the employee share-based compensation costs, Adjusted Diluted Earnings per Share(1) would have been INR 0.97 (USD 0.01) in the three months ended June 30, 2025 as compared to Adjusted Diluted Earnings of INR 0.01 (USD 0.01) in the three months ended June 30, 2024.

(1)	See the section titled “Certain Non-IFRS Measures.”

Liquidity. As of June 30, 2025, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,235.3 million (USD 26.1 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended June 30, 2025 beginning at 8:00 AM Eastern Daylight Time (or 5:30 PM India Standard Time) on August 11, 2025. Dial in details for the conference call is as follows: US/International dial-in number: +1 404 975 4839. Confirmation Code: 074806 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/602207282.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Finance income - These primarily reflect income on the bank deposit.

●	Finance cost - These primarily reflect income on the borrowings and interest in lease liability.

●	Depreciation and amortization - These primarily reflect depreciation and amortization on tangible and intangible assets.

●	Tax expense - These primarily reflect income tax and deferred tax.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, depreciation and amortization, finance income, finance costs, and tax expenses in case of Adjusted EBITDA. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Profits/(Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended
Amount in INR thousands	June 30, 2024	June 30, 2025
Profit/(Loss) for the period as per IFRS	(763)	109,937
Employee share-based compensation costs	38,792	10,339
Depreciation and amortization	60,922	91,510
Finance income	(65,814)	(35,070)
Finance costs	28,606	18,222
Tax expense	3,847	11,288
Adjusted EBITDA	65,590	206,226

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended
Amount in INR thousands	June 30, 2024	June 30, 2025
Results from operations (as per IFRS)	(34,124)	104,378
Employee share-based compensation costs	38,792	10,339
Adjusted Results from Operations	4,668	114,717

Reconciliation of Adjusted Profit/(Loss) (unaudited)	Three months ended
Amount in INR thousands	June 30, 2024	June 30, 2025
Profit/(Loss) for the period (as per IFRS)	(763)	109,937
Employee share-based compensation costs	38,792	10,339
Adjusted Profit/(Loss) for the period	38,029	120,276

	Three months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	June 30, 2024	June 30, 2025
Basic Earnings/Loss per share (as per IFRS)	(0.41)	0.85
Employee share-based compensation costs	0.42	0.12
Adjusted Basic Earnings/(Loss) Per Share	0.01	0.97

	Three months ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	June 30, 2024	June 30, 2025
Diluted Earnings/(Loss) per share (as per IFRS)	(0.41)	0.85
Employee share-based compensation costs	0.42	0.12
Adjusted Diluted Earnings/(Loss) Per Share	0.01	0.97

The following table reconciles our Revenue (an IFRS measure), to Adjusted Margin (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	456,909	646,972	383,136	1,252,556	67,787	67,409
Customer promotional expenses	462,042	335,545	97,959	69,445	4,330	4,496
Service cost	-	-	(203,954)	(941,853)	-	-

Adjusted Margin	918,951	982,517	277,141	380,148	72,117	71,905

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market; growth of the MICE business and corporate travel business; statements concerning management’s beliefs as well as our strategic and operational plans; our ability to simplify our corporate structure and operations and enhance shareholder value; our expectations regarding sustained margin expansion as a result of simplifying our legal and corporate structure; our future financial performance; our ability to meet our financial guidance; and our ability to comply with Nasdaq’s continued listing requirements for our ordinary shares to remain listed on Nasdaq. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia, the evolving events in Israel, Gaza and the Middle East, pandemics, macroeconomic factors, including tariff and trade issues, and natural calamities; our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry, on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives; our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools; non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq; and our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (Hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with over 1,300 large corporate customers and approximately 58,983 registered SME customers and the third largest online travel company in India among key online travel agency (“OTA”) players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 80,000 hotels and homestays in approximately 1,500 cities and towns in India as well as more than 2.5 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian OTA players.

For more information, please contact:

Bill Zima

ICR Inc.

Email: bill.zima@icrinc.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS ENDED JUNE 30, 2025

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2024	2025
	INR	INR	USD
	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	907,832	1,966,936	22,941
Other revenue	142,886	131,208	1,530
Total revenue	1,050,718	2,098,144	24,471
Other income	11,598	9,794	114

Service cost	203,954	941,853	10,985
Personnel expenses	359,249	403,588	4,707
Marketing and sales promotion expenses	92,157	100,831	1,176
Other operating expenses	380,158	465,778	5,432
Depreciation and amortization	60,922	91,510	1,067
Results from operations	(34,124)	104,378	1,218

Finance income	65,814	35,070	409
Finance costs	(28,606)	(18,222)	(213)
Profit/(Loss) before taxes	3,084	121,225	1,414
Tax (expense)/benefit	(3,847)	(11,288)	(132)
Profit/(Loss) for the period	(763)	109,937	1,282

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	(1,205)	(955)	(10)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	3,131	(223,290)	(2,603)
Other comprehensive profit/(loss) for the period, net of tax	1,926	(224,245)	(2,613)
Total comprehensive profit/(loss) for the period, net of tax	1,163	(114,308)	(1,331)

Profit/(loss) attributable to :
Owners of the Parent Company	(25,492)	52,896	617
Non-Controlling interest	24,728	57,041	665
Profit/(Loss) for the period	(763)	109,937	1,282

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(23,137)	(171,005)	(1,994)
Non-Controlling interest	24,299	56,697	661
Total comprehensive profit/(loss) for the period	1,163	(114,308)	(1,331)

Earnings/(Loss) per share
Basic	(0.41)	0.85	0.01
Diluted	(0.41)	0.85	0.01

Weighted average no. of shares
Basic	61,887,848	62,063,411	62,063,411
Diluted	61,887,848	62,303,094	62,303,094

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS JUNE 30, 2025

(Amounts in thousands, except per share data and number of shares)

	March 31, 2025	June 30, 2025	June 30, 2025
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	136,824	134,986	1,574
Right-of-use assets	183,029	220,220	2,568
Intangible assets and goodwill	2,344,983	2,405,561	28,056
Prepayments and other assets	610	505	6
Other financial assets	90,714	91,787	1,071
Term deposits	44,770	120,249	1,402
Other non-financial assets	168,883	161,999	1,889
Deferred tax asset	22,519	21,557	251
Total non-current assets	2,992,332	3,156,864	36,817

Current assets
Inventories	54	57	1
Trade and other receivables	5,568,241	5,074,060	59,180
Prepayments and other assets	2,163,456	2,506,320	29,232
Income tax recoverable	504,132	420,607	4,906
Other financial assets	64,722	75,793	884
Term deposits	1,309,400	1,418,872	16,549
Cash and cash equivalents	605,802	696,183	8,120
Total current assets	10,215,807	10,191,892	118,869

Total assets	13,208,139	13,348,756	155,689

Equity and liabilities
Equity		`
Share capital	863	864	10
Share premium	20,595,068	20,606,930	240,342
Treasury shares	(418,555)	(418,555)	(4,882)
Other capital reserve	412,232	408,981	4,770
Accumulated deficit	(20,374,549)	(20,322,265)	(237,022)
Non-controlling interest reserve	5,032,282	5,032,282	58,692
Foreign currency translation reserve	156,353	(66,937)	(781)
Total equity attributable to equity holders of the Company	5,403,694	5,241,300	61,129
Total Non-controlling interest	2,501,141	2,557,844	29,832
Total equity	7,904,835	7,799,144	90,961

Non-current liabilities
Borrowings	20,744	18,478	216
Deferred tax liability	142,468	140,239	1,636
Employee benefits	65,830	67,434	786
Lease liability	186,339	210,019	2,449
Total non-current liabilities	415,381	436,170	5,087

Current liabilities
Borrowings	525,120	10,336	121
Trade and other payables	2,953,069	3,150,819	36,749
Employee benefits	62,550	63,211	737
Deferred revenue	2,390	2,260	26
Income taxes payable	1,723	2,030	24
Lease liability	51,810	64,893	757
Other financial liabilities	93,924	111,539	1,301
Other current liabilities	1,197,337	1,708,354	19,926
Total current liabilities	4,887,923	5,113,442	59,641
Total liabilities	5,303,304	5,549,612	64,728
Total equity and liabilities	13,208,139	13,348,756	155,689

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THREE MONTHS ENDED JUNE 30, 2025

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Noncontrolling interest reserve	Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity
Balance as at April 1, 2025	863	20,595,068	(418,555)	(20,374,550)	5,032,282	412,232	156,353	5,403,693	2,501,146	7,904,839

Loss for the period	-	-	-	52,896	-	-	-	52,896	57,041	109,937

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	(223,290)	(223,290)	-	(223,290)
Re-measurement gain on defined benefit plan	-	-	-	(611)	-	-	-	(611)	(344)	(955)
Total other comprehensive loss	-	-	-	(611)	-	-	(223,290)	(223,901)	(344)	(224,245)

Total comprehensive loss	-	-	-	52,285	-	-	(223,290)	(171,005)	56,697	(114,308)

Share based payments	-	-	-	-	-	10,340	-	10,340	-	10,340
Vested PSUs net settled for employee’s tax obligation	-	(1,728)	-	-	-	-	-	(1,728)	-	(1,728)
Exercise of options	1	13,590	-	-	-	(13,591)	-	-	-	-
Own shares repurchase	-	-	-	-	-	-	-	-	-	-

Total contribution by owners	1	11,862	-	-	-	(3,251)	-	8,612	-	8,612

Balance as at June 30, 2025	864	20,606,930	(418,555)	(20,322,265)	5,032,282	408,981	(66,937)	5,241,300	2,557,844	7,799,144

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THREE MONTHS ENDED JUNE 30, 2025

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2024	2025	2025
	INR	INR	USD

Profit before tax	3,084	121,225	1,414
Adjustments for non-cash and non-operating items	17,129	100,796	1,176
Change in working capital	681,390	1,057,053	12,329
Direct taxes (paid)/ refund (net)	(3,819)	71,449	833
Net cash flows from operating activities	697,784	1,350,523	15,752
Net cash flows used in investing activities	(633,673)	(289,333)	(3,375)
Net cash flows used in financing activities	(667,685)	(690,402)	(8,052)
Net increase/decrease in cash and cash equivalents	(603,575)	370,788	4,326
Effect of exchange differences on cash and cash equivalents	12,466	(223,273)	(2,605)
Cash and cash equivalents at the beginning of the period	1,741,950	605,802	7,066
Less: Bank overdrafts at the beginning of the period	-	(57,134)	(666)

Cash and cash equivalents at the end of the period	1,150,841	696,183	8,120

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended June 30,
(In thousands except percentages)	2024	2025
Quantitative details *
Air Passengers Booked	1,330	1,206
Stand-alone Hotel Room Nights Booked	417	423
Packages Passengers Travelled	7	19
Gross Bookings
Air Ticketing	13,520,293	14,103,223
Hotels and Packages	2,398,832	3,433,322
Other Services	628,524	521,309
Total	16,547,649	18,057,854
Adjusted Margin
Adjusted Margin - Air Ticketing	918,951	982,517
Adjusted Margin - Hotels and Packages	277,141	380,148
Adjusted Margin - Other Services	72,117	71,905
Others (Including Other Income)	154,484	141,002
Total	1,422,693	1,575,572
Adjusted Margin%**
Air Ticketing	6.8%	7.0%
Hotels and Packages	11.6%	11.1%
Other Services	11.5%	13.8%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.